The Fortegra Group, Inc.
10751 Deerwood Park Blvd.
Suite 200
Jacksonville, FL 32256
February 7, 2024
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Aisha Adegbuyi and Susan Block
Lory Empie and Ben Phippen

Re:	The Fortegra Group, Inc.
Registration Statement on Form S-1
File No. 333-275404
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), The Fortegra Group, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-275404), together with all amendments and exhibits thereto (collectively, the “Form S-1”). The Form S-1 was originally filed with the Commission on November 8, 2023.
The Company has determined not to pursue the initial public offering to which the Form S-1 relates. The Company confirms that no securities have been sold pursuant to the Form S-1.
The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Form S-1; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Form S-1 be credited to the Company’s account, to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.
In addition, the Company hereby requests that the Commission consent to the withdrawal, effective concurrent with the withdrawal of the Form S-1, of its Registration Statement on Form 8-A12B (File No. 001-41948), originally filed with the Commission on February 5, 2024 (the “Form 8-A”).

The Company hereby requests an order granting the withdrawal of the Form S-1 and Form 8-A to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Form S-1 and Form 8-A to the undersigned at The Fortegra Group,

Inc., Attention: John Short, 10751 Deerwood Park Blvd., Suite 200, Jacksonville, Florida 32256, with a copy to the Company’s counsel, Ropes & Gray LLP, Attention: William Michener, Prudential Tower, 800 Boylston Street, Boston, MA 02119.

If you have any questions or comments or require further information regarding this application of withdrawal of the Form S-1 and Form 8-A, please do not hesitate to call or email William Michener at 617-951-7247 or william.michener@ropesgray.com.

Sincerely,

The Fortegra Group, Inc.

/s/ John Short
Name:	John Short
Title:	General Counsel and Secretary

cc:	Michael Littenberg (Ropes & Gray LLP)
William Michener (Ropes & Gray LLP)